Exhibit 1.01

Notification Date: July 26, 2019

SEPARATION AGREEMENT & RELEASE
This is an Agreement between the General Electric Company (the “Company”) and Jamie Miller (the “Employee”).

1.	Separation Date and Consideration/Other Payments.

a.
Separation Date. The Employee’s employment with the Company will end on September 30, 2020 or an earlier mutually agreeable date (the “Separation Date”), until which time the Company will pay Employee her regular salary and benefits. The Employee shall continue to perform her regular full-time duties and responsibilities until such time as the new Chief Financial Officer begins working for the Company, at which point Employee will begin a special projects role through the Separation Date. In this new role, the Employee will be responsible for assisting with the transition of the CFO and, in addition, shall work on such other matters/projects as directed by the Chief Executive Officer.

b.
Severance Pay. In consideration of the Employee’s ongoing compliance with her obligations contained in this Agreement, the Company will pay the Employee $2,900,000, which will be paid in equal bi-weekly payments on the Company’s regular pay dates commencing on the Separation Date and ending on September 30, 2021 (this period is the “Severance Period”). During the Severance Period, the Employee must be available to provide reasonable transition assistance and answer questions related to her Company employment. Severance Pay will not be considered as compensation under the Company’s benefit plans and, except to the extent specifically provided in this Agreement, no service credits will be awarded for the Severance Period.

c.
Paid Time Off. The Employee understands and agrees that the consideration provided in this Agreement includes any paid time off and that she will not receive any payment for unused or accrued paid time off of any kind.

d.
Health Benefits. Following the Separation Date, the Employee can elect COBRA health care continuation coverage. If she timely does so, her cost for such coverage during the Severance Period will be the same amount as if she had remained actively employed, and such costs (premiums) will be deducted from any severance payments during the Severance Period. Following the Severance Period, the Employee will be solely responsible for the full cost of COBRA coverage, which the Employee must pay directly to the COBRA Administrator. Except as otherwise provided in this paragraph, the Company’s regular COBRA rules and procedures will apply.

e.	Life Insurance. Effective on the Separation Date, the Company will discontinue premium payments on behalf of the Employee under the Executive Life Insurance Plan and/or Leadership Life Insurance Plan.

f.	Annual Executive Incentive Plan (AEIP). AEIP for the 2019 plan year and a pro-rated AEIP for the 2020 plan year will be paid at no less than the Corporate pool funding level.

g.
Stock Options. Any stock option grants the Employee has not held for at least one year as of the Separation Date will be cancelled. Any other options that would otherwise vest in the same calendar year as the Separation Date and during the next two calendar years will be vested as soon as practicable following the Separation Date. The Employee can exercise all vested options until the earlier of their expiration date(s) or the end of the second calendar year following the Separation Date.

h.
Restricted Stock Units (RSUs). Any RSU grants the Employee has not held for at least one year as of the Separation Date will be cancelled. The restrictions on any other RSUs that would normally lapse in the same calendar year as the Separation Date or during the next two calendar years will lapse (i.e., those RSUs will be vested) as soon as practicable following the Separation Date.

i.
Performance Stock Units (PSUs). Any PSUs the Employee has not held for at least one year as of the Separation Date will be cancelled. The restrictions on any other PSUs will lapse contingent upon satisfying the performance conditions and other provisions set forth in such PSUs and, to the extent earned, will be payable in accordance with normal Company procedures.

j.	Executive Deferred Salary Plans. Payments from any Executive Deferred Salary Plan in which the Employee participated will be made after the Separation Date in accordance with the rules of the Plan.

k.	Deferred Incentive Compensation/AEIP. Employee’s deferred Incentive Compensation and/or deferred AEIP, if any, will be paid out in accordance with the rules of the applicable program.

l.	Financial Planner. The Employee may continue to avail herself of the services of a financial planner until the Separation Date.

m.	Repayment of Relocation Benefits. Consistent with the Company’s current relocation policies, the Employee will not be required to reimburse or repay any benefits that relate to prior moves.

2.	Employee Acknowledgments and Representations. The Employee acknowledges, represents and agrees:

a.
Receipt of Wages and Benefits. Except as stated above, Employee agrees that she has received all wages and compensation due to her. She is not entitled to any other payments of any kind, including to the payments and benefits she is receiving under this Agreement, except as a result of her agreement to the terms herein. Employee agrees that those payments and benefits are sufficient consideration for this Agreement.

b.	Taxes & Withholdings. All payments and benefits received under this Agreement are subject to applicable taxes and withholdings.

c.
Time to Review & Revoke. The Employee has 21 days to consider this Agreement, and her waiver of rights under the Age Discrimination in Employment Act, as amended, before signing it, and can revoke this Agreement within 7 days after signing it by sending written notice of that revocation to the CHRO (the day following this revocation period is the “Effective Date” of this Agreement). Employee also agrees that she has had the opportunity to consult with an attorney of her choice before signing it.

d.
Disclosure of Past and Present Claims. The Employee is not aware of (or has already disclosed to the Company) any conduct by the Company or any of the Releasees that she has any reason to believe violates or may violate any domestic or foreign law or regulation or Company policy, or involves or may involve false claims to the United States.

e.
Alternative Dispute Resolution. The Employee agrees that her agreement to Solutions or any applicable prior internal Company alternative dispute resolution process (for purposes of this Agreement collectively called “Company ADR”) remains in effect. Employee further agrees to submit to the Company ADR any claims not released by this Agreement and covered by the Company ADR, or any claims that arise after the date the Employee signs this Agreement, to the maximum extent permitted by law, including but not limited to, disputes about the Agreement itself. The Employee understands she is giving up the right to a jury trial for such claims and that all such claims submitted to final and binding arbitration pursuant to the Company ADR will be decided solely by an arbitrator. Employee may ask the CHRO for another copy of the Company ADR process.

f.
Company’s Reliance on Employee Representations. The Employee understands that the Company is relying on the Employee’s representations and obligations contained in this Agreement, including but not limited to her Release of Claims.

g.
No Claims of Sexual Harassment/Abuse. The Employee acknowledges that she has not made any claims or allegations related to sexual harassment or sexual abuse and none of the payments set forth in this Agreement are related to sexual harassment or sexual abuse.

3.
Confidentiality of Agreement. Unless compelled by law to do so, the Employee has not, and will not, disclose the fact of, terms and conditions of, or amounts in this Agreement to anyone other than her spouse, or domestic/civil union partner, legal or financial advisor, or U.S. governmental officials who seek such information as part of their official duties. If a third party requests or demands that the Employee disclose or produce this Agreement or any terms or conditions in it, the Employee will not take any action related to such request or subpoena without first notifying the Company and giving it a reasonable opportunity to respond.

4.
Release of Claims. In return for the consideration provided by this Agreement, the Employee, her heirs, assigns, and agents waive and release all waivable claims of any kind (whether known or unknown, and including those under the Age Discrimination in Employment Act (ADEA, as amended)) that the Employee may have against Releasees (defined below), which arise from or relate to her employment and/or the termination of her employment with the Company. The released/waived claims include, but are not limited to, any and all claims that Releasees (i)

discriminated, harassed or retaliated against the Employee on the basis of race, color, religion, national origin, sex (including pregnancy), sexual orientation, gender identity/expression, age, disability, veteran status or other characteristic or activity protected by law, (ii) violated any GE policies, procedures, covenants or express or implied contracts of any kind, (iii) violated any public policy, statutory or common law (including tort), or (iv) are in any way obligated to pay her wages, penalties, damages, expenses, costs or attorneys’ fees in relation to an alleged violation of any waivable local, state* or federal law.

Releasees include the Company, its predecessors, successors and assigns, their current and former direct and indirect parents, affiliates, subsidiaries, divisions, and related business entities, and their current and former officers, directors, shareholders, employees, agents, representatives and employee benefit programs (including the trustees, administrators, fiduciaries and insurers of such programs). This Release does not waive any rights or claims that may arise after the date the Employee executes this Agreement, or that cannot be lawfully released. This Release does not modify or affect any vested benefits to which the Employee may be entitled under the terms of the GE Pension Plan and/or GE Retirement Savings Plan or any rights the Employee may otherwise have to indemnification under the Company’s by-laws or D&O insurance.

This Release is not intended to prevent or discourage the Employee from filing a claim or charge or participating in an investigation or proceeding of a governmental agency, including any state or federal fair employment practices agency and law enforcement authorities, but she is waiving all rights to monetary, injunctive or other personal relief that may result from that process to the maximum extent permitted by law; provided however that this waiver shall not apply to participation in any investigation or proceeding conducted by the U.S. Securities and Exchange Commission or other agency that precludes such a waiver. The Employee also understands that this Release does not prohibit her from discussing her compensation with others; or reporting conduct to, providing truthful information to, or participating in any investigation or proceeding conducted by any federal or state government agency or self-regulatory organization.

The Employee agrees that on or immediately after the Separation Date, she will execute a supplemental release (in the form of the SUPPLEMENTAL RELEASE EXHIBIT) covering the period from the Effective Date to the Separation Date and agrees that all the covenants that relate to the Company’s obligations on or after the Separation Date will be contingent on her execution of the Supplemental Release.
_______________________
* Massachusetts: Massachusetts Law Prohibiting Unlawful Discrimination, Massachusetts Equal Pay Law, except for claims that cannot be waived related to inquiry or discussion of wages, Massachusetts Right to be Free from Sexual Harassment Law, Massachusetts Age Discrimination Law, Massachusetts Equal Rights Law, Massachusetts Equal Rights for the Elderly and Disabled Law, Massachusetts Civil Rights Law, Massachusetts False Claims Act, Massachusetts Family and Medical Leave Laws and Small Necessities Act, Massachusetts labor and industry privacy law.

By signing this Agreement, Employee is acknowledging that this waiver includes any claims against the Company under Mass. Gen. Laws ch 149, § 148 - the Massachusetts Wage Act. These claims include, but are not limited to, failure to pay earned wages, failure to pay overtime, failure to pay earned commissions, failure to timely pay wages, failure to pay accrued vacation or holiday pay, failure to furnish appropriate pay stubs, claims for improper wage deduction, and claims for failing to provide proper check-cashing facilities.

5.
Employee Availability. The Employee agrees to make herself reasonably available to the Company to respond to requests for information related to her employment with the Company. The Employee will fully cooperate with the Company in connection with existing or future litigation or investigations brought by or against the Company or any Releasees, whether administrative, civil or criminal in nature. The Company will reimburse the Employee for reasonable out-of pocket expenses she incurs as a result of such cooperation.

6.
Non-Disparagement. The Employee agrees, subject to any obligations she may have under applicable law, that she will not make or cause to be made any statements or take any actions that disparage or in any way damage the reputation of the Company or any of its affiliates, subsidiaries, agents, officers, directors or employees. The Employee understands that nothing in this paragraph prevents her from disclosing statements, of any nature, regarding possible violations of law or regulation to government agencies or authorities.

7.
Return of Company Property. The Employee agrees that she has, or will have, as of the Separation Date, returned to the Company all Company property or equipment in her possession, including but not limited to: any documents (whether in electronic or hard copy), computer, computer related hardware, external data storage or other memory device, phone, tablet, printer, scanner, credit card, keys, and security badge assigned to her. The Employee agrees that as of the Separation Date she will have submitted the appropriate T&L expense reports for any expenses on her corporate credit card.

8.
Confidential Information. The Employee acknowledges that the Employee Innovation and Proprietary Information Agreement (“EIPIA”) she signed will remain in full force and effect. The Employee understands that nothing herein prevents the Employee from disclosing a trade secret or other confidential and proprietary information of the Company (“Confidential Information”) when reporting, in confidence, potential violations of law or regulation to U.S. government authorities, including but not limited to the Department of Justice and the Securities and Exchange Commission, or to a U.S. court. However, any and all Covered Claims (as defined in the Company ADR procedure) are subject to, and must be brought consistent with, the terms of the Company ADR procedure (see paragraph 2.e.). The Employee represents that she has not and will not copy, transfer or take any GE Confidential Information to any external storage device, external personal email or disclose in any other manner without written approval from the Chief Executive Officer or the CHRO. GE Confidential Information includes but is not limited to documents and data containing work product that the Employee or others prepared for the Company during her employment. Confidential Information does not include materials of a solely personal or social nature or documents that relate to Company-provided compensation or benefits received by the Employee or her dependents. If the Employee has any questions regarding what she can/cannot copy, transfer or take, she will raise those questions to the Chief Executive Officer or the CHRO prior to signing this Agreement. If the Employee has previously copied, transferred or taken Confidential Information, she will tell the Company, permit the Company to retrieve such information in a forensically sound manner, and allow and/or assist the Company, or its designee, to permanently delete the data from her personal computer or other storage.

Please take notice that federal law provides criminal and civil immunity to federal and state claims for trade secret misappropriation to individuals who disclose a trade secret to their attorney, a court, or a government official in certain, confidential circumstances that are set forth at 18 U.S.C. §§ 1833(b)(1)

and 1833(b)(2), related to the reporting or investigation of a suspected violation of the law, or in connection with a lawsuit for retaliation for reporting a suspected violation of the law.

9.
Non-Solicitation. Employee agrees that up until the Separation Date and continuing for one year following that date, she will not, without prior written approval from the CHRO: (a) directly or indirectly solicit or encourage any person who is an employee of the Company to terminate his or her employment relationship with, or accept any other employment outside of, the Company; (b) directly hire, or recommend or cause to be hired by an entity for which the Employee works, any person who is, or was within one year before or after the Separation Date, an employee of the Company; or (c) provide any non-public information regarding an employee of the Company to any external person in connection with employment outside the Company, including, but not limited to, recruiters and prospective employers.

10.
Non-Competition. The Employee agrees that for one year following the Separation Date, she will not enter into an employment or contractual relationship, either directly or indirectly, to provide services to or engage in any other business arrangements with the following companies: Siemens, United Technologies, Rolls Royce, Philips, Canon, Vestas, ABB, Ansaldo and Wartsila.

11.
Breach by Employee. The Company’s obligations to the Employee after the Effective Date are contingent on the Employee fulfilling her obligations under this Agreement. Employee acknowledges and agrees that any breach by her of the obligations under this Agreement inevitably would cause substantial and irreparable damage to the Company and/or other Releasees for which money damages may not be an adequate remedy.  Accordingly, Employee acknowledges and agrees that the Company will be entitled to an injunction and/or other equitable relief, without the necessity of posting security, to prevent the breach of such obligations. If the Company proves a breach in court or arbitration, the Employee shall indemnify and hold the Company harmless from any loss, claim or damages, including without limitation all reasonable attorneys’ fees, costs and expenses incurred in enforcing its rights under this Agreement as well as repay all compensation and benefits (other than those already vested) paid as consideration under the terms of this Agreement, except to the extent that such reimbursement is prohibited by law or would result in the invalidation of the release above.

12.
Severability of Provisions. If a court or arbitrator holds that any provision in this Agreement (except the Release of Claims provisions) is legally invalid or unenforceable, and cannot be modified to be enforceable, the affected provision will be stricken from the Agreement and the remaining terms of the Agreement and its enforceability shall remain unaffected. In the event the Release of Claims provisions are found to be invalid or unenforceable in whole or in part, the Company shall have the option, in its sole discretion, to cancel the entire Agreement. If the Company decides to cancel the entire Agreement, the Agreement shall be null and void and none of the Consideration shall be owing or paid, and Employee shall repay to the Company the total gross amount of any Consideration already paid, except to the extent that such reimbursement is prohibited by law.

13.
Compliance with Section 409A of the Internal Revenue Code. This Agreement is intended to satisfy the requirements of Section 409A of the Internal Revenue Code (and any related guidance issued by the IRS or the Treasury Department), so as to avoid the imposition of any additional taxes, penalties or interest under those rules. Accordingly, the Company will modify this Agreement to the extent necessary to avoid the imposition of any such additional taxes, penalties or interest. In the unlikely event that this need arises, the Company will take reasonable efforts to provide advance notice to the Employee. All payments under this Agreement will be delayed to the extent necessary to comply with the rules in Section 409A(a)(2)(B)(i) (generally requiring a delay of six months after separation from service for certain payments made to top-50 officers determined in accordance with Company rules).

14.
Benefits Plans. The Company reserves the right to terminate, amend, suspend, replace or modify any of its benefit plans and compensation programs at any time and for any reason, and other than as set forth in this Agreement, the Employee will be subject to any such termination, amendment, suspension, replacement, or modification. If a plan or program is terminated, the Employee will not receive any further benefits under that plan/program, other than payment for benefits for services or coverages incurred before it was terminated. This paragraph shall not alter any vested benefits to which the Employee may be entitled under the terms of the GE Pension Plan and/or GE Retirement Savings Plan. In addition, to the extent any of the provisions in this Agreement conflict with the terms and conditions of any Company plan document, award agreement or grant agreement the provisions in those documents (and not this Agreement) shall be controlling.

15.
Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties. The parties agree they have not relied on any oral statements that are not included in this Agreement. This Agreement supersedes all prior agreements and understandings concerning the subject matter of this Agreement, other than as described in this Agreement. Any modifications to this Agreement must be in writing, must reference this Agreement, and must be signed by the Employee and an authorized employee or agent of the Company.

16.	Applicable Law. This Agreement shall be construed, interpreted and applied in accordance with the law of the State of New York.

17.	Format. The Employee and the Company agree that a facsimile (“fax”), photographic, or electronic copy of this Agreement shall be as valid as the original.

I acknowledge that I understand the above agreement includes the release of all claims. I understand that I am waiving unknown claims and I am doing so voluntarily and intentionally.

Jamie Miller	GENERAL ELECTRIC COMPANY

By: /s/ Jamie S. Miller	/s/ L. Kevin Cox

Date: Feb. 17, 2020	Date: 2/17/20

SSO: 217016008	SSO: 212748960

SUPPLEMENTAL RELEASE EXHIBIT

This Supplemental Release is given by Jamie Miller (the “Employee”) to the General Electric Company (the "Company") in consideration of the covenants and promises given by the Company in the Separation Agreement and Release signed by the Employee on or about _______________ (the “Separation Agreement”).
In return for the consideration provided by the Separation Agreement, the Employee, her heirs, assigns, and agents waive and release all waivable claims of any kind (whether known or unknown, and including those under the Age Discrimination in Employment Act (ADEA)) that the Employee may have against Releasees (defined in the Separation Agreement and below), which arise from or relate to her employment and/or the termination of her employment with the Company. The released/waived claims include, but are not limited to, any and all claims that Releasees discriminated, harassed or retaliated against the Employee on the basis of race, color, religion, national origin, sex (including pregnancy), sexual orientation, age, disability, veteran status or other characteristic or activity protected by law, violated any GE policies, procedures, covenants or express or implied contracts of any kind, violated any public policy, statutory or common law (including tort), or are in any way obligated to pay her wages, penalties, damages, expenses, costs or attorneys’ fees in relation to an alleged violation of any waivable local, state* or federal law.
Releasees include the Company, its predecessors, successors and assigns, their current and former direct and indirect parents, affiliates, subsidiaries, divisions, and related business entities, and their current and former officers, directors, shareholders, employees, agents, representatives and employee benefit programs (including the trustees, administrators, fiduciaries and insurers of such programs). This Supplemental Release does not waive any rights or claims that may arise after the date she executes this Supplemental Release. This Supplemental Release does not modify or affect any vested benefits to which the Employee may be entitled under the terms of the GE Pension Plan and/or GE Retirement Savings Plan.
_______________________
* Massachusetts: Massachusetts Law Prohibiting Unlawful Discrimination, Massachusetts Equal Pay Law, except for claims that cannot be waived related to inquiry or discussion of wages, Massachusetts Right to be Free from Sexual Harassment Law, Massachusetts Age Discrimination Law, Massachusetts Equal Rights Law, Massachusetts Equal Rights for the Elderly and Disabled Law, Massachusetts Civil Rights Law, Massachusetts False Claims Act, Massachusetts Family and Medical Leave Laws and Small Necessities Act, Massachusetts labor and industry privacy law.

By signing this Agreement, Employee is acknowledging that this waiver includes any claims against the Company under Mass. Gen. Laws ch 149, § 148 - the Massachusetts Wage Act. These claims include, but are not limited to, failure to pay earned wages, failure to pay overtime, failure to pay earned commissions, failure to timely pay wages, failure to pay accrued vacation or holiday pay, failure to furnish appropriate pay stubs, claims for improper wage deduction, and claims for failing to provide proper check-cashing facilities.

This Supplemental Release does not prevent the Employee from participating in an investigation or proceeding of a governmental agency, including any state or federal fair employment practices agency and law enforcement authorities, but she is waiving all rights to monetary, injunctive or other personal relief that may result from that process; provided however that this waiver shall not apply to participation in any investigation or proceeding conducted by the U.S. Securities and Exchange Commission or other agency that precludes such a waiver. The Employee also understands that this Supplemental Release does not prohibit her from discussing her compensation with others; or reporting conduct to, providing truthful information to, or participating in any investigation or proceeding conducted by any federal or state government agency or self-regulatory organization.
The Employee represents that she understands the foregoing release, that rights and claims under the Age Discrimination in Employment Act of 1967, as amended (“ADEA”), are among the rights and claims against the Company that Employee is releasing, and that she understands that she is not releasing any rights or claims arising after the Effective Date of this Supplemental Release. The Employee shall have seven (7) days from the date she signs this Supplemental Release to revoke her consent to the waiver of her rights under the ADEA. To do so, Employee must submit a written revocation to the CHRO. If the Employee revokes her consent to the waiver, all of the provisions of this Supplemental Release shall be void and unenforceable and the Company will have no further obligations pursuant to the Separation Agreement. If Employee does not revoke her consent, this Supplemental Release will take effect on the day after the end of the revocation period (the “Effective Date of this Supplemental Release”).

 Jamie Miller

By:_______________________     Date:_______________________

SSO: _______________________